FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of
April, 2015

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 16 April  2015

EXHIBIT INDEX

EXHIBIT NUMBER      EXHIBIT DESCRIPTION
99                                     1st Quarter Results

UNILEVER TRADING STATEMENT FIRST QUARTER 2015

GOOD START TO 2015, HELPED BY CURRENCIES

First quarter highlights

• Turnover increased 12.3% to €12.8 billion including a positive currency impact of 10.6%

• Underlying sales growth at 2.8% with emerging markets up 5.4%

• Underlying volume growth at 0.9% and pricing up 1.9%

• Quarterly dividend up 6% to €0.302

Paul Polman: Chief Executive Officer statement

"We have had a good start to the year, helped by favourable currency movements but also an improvement in underlying sales. This is despite a continued challenging trading environment in many parts of the world. The actions we have been taking to put us on track for higher levels of growth are starting to pay off. We have further strengthened the innovation pipeline, and are increasing investment behind the core of our brands, as well as extending into premium segments and new markets. We continuously strengthen our go-to-market capabilities and sharpen our execution.

Despite high levels of currency and commodity volatility, we are now starting to see more tailwinds than headwinds in our markets, and expect our initiatives to deliver a further improvement in volume growth in the remainder of the year. We remain focussed on competitive, profitable, consistent and responsible growth. Our priorities continue to be volume growth ahead of our markets, steady improvement in core operating margin and strong cash flow. This is our model for long-term value creation, as evidenced by today's consistent dividend increase."

16 April 2015

OPERATIONAL REVIEW: CATEGORIES

	First Quarter 2015
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever Total	12.8	2.8	0.9	1.9
Personal Care	4.8	2.7	0.1	2.6
Foods	3.2	2.9	3.0	(0.1)
Refreshment	2.3	2.5	(0.2)	2.6
Home Care	2.5	3.1	0.8	2.3

Our markets: In Europe markets remain weak, while in North America the modest price-driven pickup has been sustained. Emerging markets have seen divergent trends including some improvement in India, more stable conditions in China but a deterioration in Brazil and Russia.

Unilever overall performance: Underlying sales growth was broad-based across the four categories with varying contributions from volume and price. Emerging markets grew by 5.4%, largely driven by price. In developed markets, North America again grew while in Europe volume improved strongly but pricing was down across all categories.

Personal Care
Personal Care growth improved but remains below historic levels in competitive markets. We have a strong innovation pipeline and are confident that we will see an acceleration in the second half of the year. Deodorants performed well, supported by the newly introduced dry sprays in North America and the launch of the new Axe Black variants. In hair Dove saw continued success of the Advanced Hair series while TRESemmé launched the Perfectly (Un)done collection in the United States. We are also introducing to France Zendium, our premium toothpaste that boosts the mouth's natural defences. In March we announced an agreement to acquire the iconic REN Skincare brand.

Foods
Good volume-driven growth included strong sales in the run up to Easter which was earlier than last year. Savoury performed well, helped by the success of cooking ingredients in emerging markets and by a good start for soups in Europe. We are introducing more natural and healthier products such as our new bouillon cubes in Indonesia. Our biggest brand Knorr launched the 'Flavour of Home' campaign, which celebrates the role that flavour plays in the brand, attracting over 40 million views in the first week.  Hellmann's drove growth in dressings as we rolled out the successful squeezy packaging into North America. Spreads performance improved in the quarter, helped by the earlier Easter and good growth in emerging markets but with a continued drag from market contraction in the United States and in Europe.

Refreshment
A solid start to the year against a strong comparator was driven by innovations behind our premium ice cream brands, such as Magnum Pink and Black variants, Ben & Jerry's Cookie core range in Europe as well as new flavours of Breyers Gelato in the United States. At the same time, we are addressing the value segment with the rollout of the smaller-sized Cornetto variants at a recommended resale price of €1. Leaf tea growth was underpinned by the new packaging and communication of the Lipton brand. We are building the green tea segment with new variants in India, Russia and the Middle East.

Home Care
Growth in Home Care was broad-based. Having established strong top-line momentum in recent years, laundry growth in the first quarter was lower as we balanced market share gain and profitability. Omo has launched new products with enhanced cleaning technology in Brazil and Vietnam, while the brand continues to grow well in Saudi Arabia and the Gulf and with the new pre-treaters in Brazil. Fabric conditioners performed strongly led by the launch of Comfort intense, a premium super-concentrated products that delivers long-lasting freshness. In household cleaning we took Cif's improved 'Power and Shine' formulation from the United Kingdom to continental Europe.

OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	First Quarter 2015
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever Total	12.8	2.8	0.9	1.9
Asia/AMET/RUB	5.5	3.3	1.5	1.8
The Americas	4.2	4.9	(0.4)	5.3
Europe	3.1	(0.4)	1.6	(1.9)

Asia/AMET/RUB
Growth was driven by both volume and price and included a strong start for Foods. Performance was mixed across countries. We saw increased momentum in Africa and solid growth in South East Asia. Performance in China improved with an end to the trade de-stocking. However sales in Russia were down as consumer incomes have been squeezed and our business in Australia declined in a highly competitive market.

The Americas
Growth in North America was underpinned by good momentum in dressings and the launch of dry spray deodorants. Ice cream continued to perform well supported by our innovations in the premium segment. Latin America delivered another quarter of strong growth despite difficult macro-economic conditions. This largely reflected pricing to recover higher input costs. Volumes were stable as lower consumer confidence impacted demand.

Europe
Volumes picked up strongly but broad-based price deflation continued across our markets. Laundry, savoury and leaf tea had a good start to the year. Competitive intensity remained high in Personal Care and falling butter prices weighed on the sales of spreads. It has been an encouraging start to the year in Central and Eastern Europe.

FINANCIAL POSITION

There has been no material change to Unilever's financial position since the published 2014 Group financial statements.

DIVIDENDS

The Boards have declared a quarterly interim dividend for Q1 2015 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.3020
Per Unilever PLC ordinary share:	£ 0.2180
Per Unilever N.V. New York share:	US$ 0.3190
Per Unilever PLC American Depositary Receipt:	US$ 0.3190

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 14 April 2015.

US dollar cheques for the quarterly interim dividend will be mailed on 3 June 2015 to holders of record at the close of business on 24 April 2015. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2015 will be as follows:

	Announcement Date	NV NY and PLC ADR ex-Dividend Date	NV and PLC ex-Dividend Date	Record Date	Payment Date
Quarterly dividend - for Q1 2015	16 April 2015	22 April 2015	23 April 2015	24 April 2015	3 June 2015
Quarterly dividend - for Q2 2015	23 July 2015	5 August 2015	6 August 2015	7 August 2015	9 September 2015
Quarterly dividend - for Q3 2015	15 October 2015	28 October 2015	29 October 2015	30 October 2015	9 December 2015

SEGMENT INFORMATION - CATEGORIES

(unaudited)
First Quarter	Personal Care	Foods	Refreshment	Home Care	Total
Turnover (€ million)
2014	4,154	3,019	2,067	2,163	11,403
2015	4,789	3,209	2,279	2,527	12,804
Change (%)	15.3	6.3	10.3	16.8	12.3
Impact of:
Exchange rates (%)	12.2	9.1	7.5	12.3	10.6
Acquisitions (%)	-	-	1.4	1.0	0.4
Disposals (%)	-	(5.4)	(1.3)	(0.1)	(1.7)

Underlying sales growth (%)	2.7	2.9	2.5	3.1	2.8
Price (%)	2.6	(0.1)	2.6	2.3	1.9
Volume (%)	0.1	3.0	(0.2)	0.8	0.9

SEGMENT INFORMATION - GEOGRAPHICAL AREA

(unaudited)
First Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2014	4,641	3,646	3,116	11,403
2015	5,499	4,167	3,138	12,804
Change (%)	18.5	14.3	0.7	12.3
Impact of:
Exchange rates (%)	14.2	12.7	2.5	10.6
Acquisitions (%)	0.5	0.8	-	0.4
Disposals (%)	(0.1)	(4.0)	(1.4)	(1.7)

Underlying sales growth (%)	3.3	4.9	(0.4)	2.8
Price (%)	1.8	5.3	(1.9)	1.9
Volume (%)	1.5	(0.4)	1.6	0.9

Additional geographical information

(unaudited)
	First Quarter
	Turnover	USG	UVG	UPG
	€m	%	%	%
Unilever Total	12,804	2.8	0.9	1.9
Developed markets	5,250	(0.7)	0.3	(1.0)
Emerging markets	7,554	5.4	1.4	4.0

	First Quarter
	Turnover	USG	UVG	UPG
	€m	%	%	%
The Americas	4,167	4.9	(0.4)	5.3
North America	2,058	0.5	(0.5)	1.0
Latin America	2,109	8.9	(0.3)	9.2

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2014 and the Annual Report and Accounts 2014. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team		Investors: Investor Relations Team
UK +44 7917 271 819	treeva.fenwick@unilever.com	+44 20 7822 6830	investor.relations@unilever.com
or +44 20 7822 6127	louise.phillips@unilever.com
NL +31 10 217 4844	freek.bracke@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

The web cast can also be viewed from the Unilever Investor Relations app which you can download from:
http://itunes.apple.com/us/app/unilever-investor-centre-app/id483403509?mt=8&ign-mpt=uo%3D4